EXHIBIT A

JOINT FILING AGREEMENT

	The undersigned hereby agree that the statement on Schedule 13G with respect to the Shares of Hennessy Capital Investment Corp. VII dated as of January 21, 2025 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: January 24, 2025

LINDEN CAPITAL L.P.
	By: Linden GP LLC, its general partner
		By: /S/ Saul Ahn_____
			Saul Ahn,
			Authorized Signatory

LINDEN GP LLC
By: /S/ Saul Ahn   _____
			Saul Ahn,
			Authorized Signatory

LINDEN ADVISORS LP
By: /S/ Saul Ahn_____
			Saul Ahn,
			General Counsel

	SIU MIN WONG

	By: /S/ Saul Ahn_____
		Saul Ahn, Attorney-in-Fact for Siu Min Wong**

_____

**Duly authorized under Siu Min Wong's Power of Attorney, dated June 10, 2019, incorporated herein by reference to Exhibit B of the statement on Schedule 13G filed by Linden Capital L.P. on June 19, 2019 in respect of its holdings in Haymaker Acquisition Corp II.